Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On June 13, 2006, Discovery Partners International, Inc. (“DPI”) and Galapagos NV (“Galapagos”) issued a joint press release announcing that they had entered into a definitive purchase agreement, dated as of April 12, 2006, to transfer all of the drug discovery service operations of DPI to Galapagos for €4.25 million ($5.4 million) in cash. The text of the joint press release is as follows:

Galapagos to Acquire Drug Discovery Service Operations

of Discovery Partners International

Acquisition positions BioFocus as top five player

worldwide in drug discovery services

Webcast Conference Call Scheduled for 10:30 AM CET on June 13, 2006.

•	Galapagos will pay DPI €4.25 million ($5.4 million) in cash
•	Four DPI research sites in US, Germany, and Switzerland will add breadth and depth to Galapagos’ BioFocus division
•	Transaction creates strong foothold for Galapagos in the US
•	Galapagos acquires additional capacity for strategic alliance with GSK
•	Acquired service activities are expected to add over €8 million ($10.2 million) in revenues to BioFocus DPI in second half of 2006 and be cash flow accretive in 2007

San Diego, California, USA, and Mechelen, Belgium, June 12, 2006; Discovery Partners International, Inc., or DPI (Nasdaq: DPII), and Galapagos NV (Euronext & LSE: GLPG), an integrated drug discovery company, today announced that they have entered into a definitive purchase agreement to transfer all of the drug discovery service operations of DPI to Galapagos for €4.25 million ($5.4 million) in cash. The acquisition includes the assets of all four of DPI’s drug discovery services sites: San Diego and South San Francisco, USA, Allschwill (Basel), Switzerland and Heidelberg, Germany as well as DPI’s Japanese sales office in Tokyo.

Under the terms of the agreement, DPI will sell to Galapagos all of the outstanding capital stock or equity interests of its direct subsidiaries Discovery Partners International AG, ChemRx Advanced Technologies, Inc., Xenometrix, Inc. and Discovery Partners International, L.L.C., along with certain contracts to be assigned by DPI to Galapagos in connection with the transaction. The transaction is subject to customary closing conditions and is expected to close in July 2006.

All four of the current DPI sites will remain fully operational and will be merged into BioFocus, the drug discovery services division of Galapagos. As a smooth transition of the service business is anticipated and planned for, current customers of DPI can expect service levels at all sites to be fully maintained during this ownership change. BioFocus will assume the scientific management of these sites, including execution of all current service contracts, while other operational functions will be managed directly by Galapagos. The companies anticipate some downsizing of general and administrative functions in the San Diego facility, related to the integration of the various service organizations.

As a result of the integration of the DPI activities within BioFocus and to recognize the value and reputation of the DPI brand name in the field of drug discovery services, BioFocus is changing its name to BioFocus DPI.

“We are extremely pleased that we will be able to add the excellent drug discovery activities of DPI to our BioFocus division. We believe that DPI’s capabilities will substantially strengthen our technology, product offering and customer base. This acquisition will position BioFocus DPI as a top five player worldwide in drug discovery services and provides Galapagos with a strong presence in the US,” said Onno van de Stolpe, CEO of Galapagos. “We will now have a global reach with operations in seven countries. The combined group will be able to provide services ranging from target identification to delivery of drug candidates. We believe this positions the Company well for additional turnkey deals like the alliance announced last week between Galapagos and GlaxoSmithKline. With this acquisition, we also obtain additional capacity to accelerate the program within this alliance. We look forward to servicing DPI customers and would like to welcome them to the BioFocus DPI family.”

“We believe that, combined with the previously announced merger of Discovery Partners International with Infinity Pharmaceuticals, Inc., the sale of the drug discovery service operations of DPI to Galapagos obtains an excellent result for our stockholders,” said Michael C. Venuti, Ph.D., Acting Chief Executive Officer, DPI. “As we have previously discussed in our announcement of the pending merger with Infinity, the sale of these operational assets is an important component of that transaction. On closing of this asset sale, we will have transferred the operations to Galapagos, a group that already has a viable model for combining proprietary and contract research on a worldwide basis. Concomitantly, we will have added significantly to our cash position to help achieve a Net Cash balance at the time of the closing of the merger with Infinity that is well within our targeted $70-75 million range to set the exchange ratio to be used in the Infinity merger. We believe the combination of these two strategic transactions provides DPI’s current shareholders with an excellent opportunity to achieve value through ownership in a marketable security based on Infinity’s advanced drug discovery and development capabilities, and tangible product candidate portfolio,” concluded Venuti.

Rationale and strategy of acquisition by Galapagos

Galapagos will acquire the operational activities of DPI as part of its strategy to become a worldwide leader in drug discovery services, ranging from target discovery all the way through to the delivery of compounds with clinical proof of concept. The Company combines this services activity (BioFocus DPI) with internal drug discovery programs in bone and joint disease, where it aims to bring its own candidate drugs into the clinic. This hybrid business model enables Galapagos to leverage the broad drug discovery expertise of BioFocus DPI to generate revenues, while building a pipeline of candidate drugs for future partnering at various stages during their development phase. This business strategy validates Galapagos’ technology and reduces the capital needed to develop its own candidate drugs.

The four operating companies of DPI strengthen and broaden the BioFocus product offering in the following ways:

•	the Swiss operation has world class hit finding activities (assay development and high-throughput screening), with access to over 600,000 synthetic chemical compounds, greatly expanding the capabilities and collections of BioFocus;

•	the German operation has an extensive collection of natural compounds originating from Actinomycetes and fungi—with over 140,000 isolated sub-fractions, over 75,000 purified extracts and more than 1,000 isolated compounds, this platform complements the current BioFocus expertise in synthetic chemistry;

•	the San Diego operation has a lead optimization platform and chemical library development capabilities which provide additional capacity for BioFocus contracts. This site will operate as Galapagos’ North America headquarters;

•	the San Francisco operation is a compound management facility established through a multi-year contract with the National Institutes of Health, one of the world’s foremost medical research organizations. This operation maintains a repository of small molecules to manage and provide chemical compounds to multiple NIH screening centers. With this compound management facility, BioFocus further expands its service offering by marketing this infrastructure and capability to pharma and biotech customers;

•	The Tokyo sales office provides a physical presence for BioFocus in the large Japanese market.

Galapagos will operate these companies through its service division BioFocus DPI. There are approximately 100 people employed at the acquired sites, bringing the total Galapagos headcount to over 320 staff, including 144 PhDs, in seven countries.

With the San Diego and San Francisco operations, Galapagos also obtains a firm US presence in addition to its existing BioFocus sales office in Boston opened in November 2005. Galapagos will use these operations to increase its visibility and market share in the US drug discovery market.

Galapagos anticipates that DPI operations will contribute more than €8 million ($10.2 million) in external revenues to BioFocus DPI for the six months remaining in 2006. Major 2006 customers for these operations include Actelion, Allergan, Biovitrum, GSK, Mitsubishi Pharma, NIH, Novartis and Ono.

The acquisition of DPI’s operational activities fits well within the Galapagos and BioFocus strategy to partner with pharmaceutical and biotechnology companies in turnkey target to candidate drug collaborations, as it strengthens BioFocus’ breadth of technologies and services and provides the capacity necessary to deliver results in such alliances. The additional capacity obtained through the acquisition will be used partly to accommodate the expansion of activities in the Galapagos osteoarthritis program under the alliance with GSK announced last week. In addition, DPI provides the capacity BioFocus was looking for to fulfill its expanding order book.

Webcast conference call details

Dr. Venuti, Mr. van de Stolpe and CFO Galapagos Mr. Smith will host a joint conference call discussing the transaction on Tuesday, June 13, 2006 at 10:30 AM CET. To participate in the call, dial +32 2290 1608 ten minutes in advance of the call. A live webcast of the conference call can be accessed on the DPI and Galapagos websites at www.discoverypartners.com and www.glpg.com, respectively. An archived version of the webcast will be available following the conference call and archived on both companies’ websites.

About Galapagos NV

Galapagos is a publicly traded, genomics-based drug discovery company (Euronext Brussels, GLPG; Euronext Amsterdam, GLPGA, London AiM: GLPG) that has drug discovery programs based on proprietary, novel targets in bone and joint diseases—osteoarthritis, osteoporosis and rheumatoid arthritis. Galapagos offers a full suite of target-to-drug discovery products and services to pharmaceutical and biotech companies through its division BioFocus, encompassing target discovery and validation, and drug discovery services through to delivery of pre-clinical candidates. In addition, BioFocus provides adenoviral reagents for rapid identification and validation of novel drug targets and compound libraries for screening. Up to closure of this transaction, Galapagos employs more than 220 people, including 80 PhDs, and occupies facilities in Mechelen, Belgium, Saffron Walden, UK and Leiden, The Netherlands. Partners of Galapagos and BioFocus include Amgen, AstraZeneca, Boehringer Ingelheim, Celgene, GlaxoSmithKline, Idenix, Novartis, Organon, Roche, Serono, Vertex, and Wyeth. More information about Galapagos and BioFocus can be found at www.glpg.com.

About Discovery Partners International, Inc.

Up to the closure of this transaction, Discovery Partners International, Inc., a small molecule and natural product-based drug discovery company, offers collaborations and services complementing the internal capabilities of pharmaceutical and biopharmaceutical companies. DPI has actively contributed to dozens of drug discovery collaborations. DPI is headquartered in San Diego, California, with operations in the United States and Europe. More information about Discovery Partners International can be found at www.discoverypartners.com.

Forward looking statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements made by DPI or Galapagos speak only as of the date made. DPI and Galapagos undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Such forward-looking statements include statements regarding the proposed transaction between DPI and Galapagos and the timing for its closing, the contribution of the assets to be acquired to BioFocus’s revenues in the second half of 2006 and cash flow in 2007, the integration of those assets into Galapagos’s existing operations, including with respect to maintaining service levels for current DPI customers, the anticipated downsizing of DPI’s general and administrative function in San Diego, the benefits of the proposed transaction to Galapagos’s existing operations, including with respect to its technology, product offerings, customer base, and market and competitive positions, Galapagos’s rationale and strategy for the proposed transaction, and the benefits of the proposed transaction to DPI, including for its stockholders and with respect to the exchange ratio to be used in DPI’s merger with Infinity and DPI’s ability to consummate that transaction. Factors that may cause actual results to differ materially include the risk that DPI and Galapagos may not be able to complete the proposed transaction, the risk that the assets being acquired may not be integrated as effectively into Galapagos as expected or otherwise provide Galapagos with their expected benefits, the risk that the proposed transaction together with DPI’s proposed merger with Infinity will not provide their expected benefits to DPI’s stockholders and that DPI’s Net Cash at closing of the Infinity merger will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005 and quarterly report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Securities and Exchange Commission and DPI’s other SEC reports.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

CONTACTS:

For Discovery Partners:	For Galapagos NV:
Michael C. Venuti, Ph.D.	Onno van de Stolpe
Acting CEO	CEO
Tel: +1 858 455 8600	Tel: +31 6 290 980 28
ir@discoverypartners.com	ir@glpg.com